FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Item 2	Date of Material Change

October 3, 2012

Item 3	Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on October 3, 2012 and posted on Hydrogenics’ website at www.hydrogenics.com. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

Hydrogenics announced that it has been awarded the largest order in its company history by a major original equipment manufacturer (“OEM”).

Item 5	Full Description of Material Change

Hydrogenics announced that it has been awarded the largest order in its company history by a major OEM. The follow-on contract includes a firm-fixed-price exclusive design and manufacture contract for the supply of propulsion system equipment valued at over US$36 million. Over the next 3 years, Hydrogenics will supply propulsion system equipment including integrated fuel cell power systems, power electronic converters, associated hardware and propulsion system software. The contract includes additional equipment commitments of US$13 million as well as optional equipment and services totaling another US$43 million over a 10 year period. These options will be triggered as required for production, spare parts, warranty, and service requirements.

In the contract the customer has made an irrevocable commitment to a minimum number of commercial deployments over a fixed time period. Over the ten year life of the contract, Hydrogenics will deliver development services, commercial product, spare parts, integration services, and field support.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Certain information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, contact:

Jennifer Barber, Chief Financial Officer
Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Telephone:     (905) 361-3638
Fax:                  (905) 361-3626

Item 9	Date of Report

October 5, 2012

SCHEDULE “A”

(see attached)

PRESS RELEASE

Hydrogenics Awarded Contract Valued at Over US$90 Million
For Integrated Power Propulsion Systems for OEM

Mississauga, Ontario – October 3rd, 2012 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen power and generation systems, today announced that it has been awarded the largest single order in its company history by a major OEM. Secured by Hydrogenics’ Power Systems division, based in Toronto, Canada, the follow-on contract includes a firm-fixed-price exclusive design and manufacture contract valued at over US $36 million. Over the next 3 years, Hydrogenics will supply propulsion system equipment including integrated fuel cell power systems, power electronic converters, associated hardware and propulsion system software. The contract includes additional equipment commitments of US $13 million as well as optional equipment and services totaling another US $43 million over a 10 year period. These options will be triggered as required for production, spare parts, warranty, and service requirements.

Hydrogenics has been engaged in development work on hydrogen-based propulsion systems with this OEM over the past 7 years. This follow-on contract represents the transition to full commercialization of the technology. The hydrogen powered propulsion system is crucial to enabling a full range of key benefits to the OEM’s commercial product. In the contract the customer has made an irrevocable commitment to a minimum number of commercial deployments over a fixed time period. Over the ten year life of the contract, Hydrogenics will deliver development services, commercial product, spare parts, integration services, and field support.

Hydrogenics integrated power propulsion systems are designed and built to exacting requirements to meet the extreme conditions typical for this application’s demanding operating environment. Chosen for its demonstrated superior performance and reliability, Hydrogenics hydrogen power technology offers significant benefits for life-cycle cost, reduced maintenance and greater operational flexibility. Hydrogen power propulsion features high durability, excellent fuel efficiency and zero emissions.

“This is a major triumph and underlines our position as a global fuel cell technology leader with the capabilities and experience to deliver hydrogen power technology to world-leading organizations”, said Daryl Wilson, "The magnitude of this follow-on contract and level and length of commitment that one of our OEM partners has placed in us underlines their confidence in our people, our technology and our Company," said Daryl Wilson, President and Chief Executive Officer.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements include but are not limited to, statements relating to the growth in sales of Power-to-Gas energy storage applications and industrial hydrogen generators, the prospect of significant commercial orders for power systems, and future working capital requirements. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact:
Jennifer Barber, Chief Financial Officer
(905) 361-3638
investors@hydrogenics.com